UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2019

HISTOGENICS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36751	04-3522315
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(781) 312-5013

(Addresses, including zip code, and telephone numbers, including area code, of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	HSGX	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On September 11, 2019, Histogenics Corporation (the “Company” or “Histogenics”) announced that it intends to convene and then adjourn, without conducting any business, its special meeting of stockholders (the “Special Meeting”) to be held with respect to its proposed merger with Ocugen, Inc. (“Ocugen”) pursuant to the Agreement and Plan of Merger and Reorganization, dated as of April 5, 2019, as amended, by and among the Company, its wholly-owned subsidiary, Restore Merger Sub, Inc. (“Merger Sub”) and Ocugen, which provides for the merger (the “Merger”) of Merger Sub with and into Ocugen. The Special Meeting is being adjourned in order to solicit additional proxies for the proposals to be presented at the Special Meeting.

Histogenics intends to reconvene the Special Meeting at 9:00 a.m., local time, on September 26, 2019 at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP located at One Marina Park Drive, Suite 900, Boston, MA 02210, its original location. The record date for the special meeting remains July 15, 2019. Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 8.01 is a copy of the press release issued September 11, 2019.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

99.1	Press Release, dated September 11, 2019

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Histogenics has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a prospectus/proxy statement/information statement and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the SEC on August 6, 2019. Histogenics mailed the prospectus/proxy statement/information statement to its stockholders beginning on or around August 12, 2019. Investors and security holders of Histogenics and Ocugen are urged to read the definitive proxy statement/prospectus/information statement and other materials filed or that will be filed with the SEC because they contain or will contain important information about Histogenics, Ocugen and the Merger. The proxy statement/prospectus/information statement and other relevant materials, and any other documents filed by Histogenics with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Histogenics by directing a written request to: Histogenics Corporation, c/o Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210, Attention: HSGX Secretary.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Histogenics and its directors and executive officers and Ocugen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Histogenics in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger are included in the definitive proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Histogenics is also included in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of Histogenics at the address described above.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon Histogenics’ current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger, the financing contemplated to occur prior to the Merger and the sale of certain assets of Histogenics’ following the Merger; expectations regarding Nasdaq’s delisting and hearing processes, Histogenics’ prospects to regain compliance with Nasdaq’s continuing listing standards and remain listed on The Nasdaq Capital Market; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company, including potential dilution resulting from the financing contemplated to occur prior to the Merger or any future debt or equity financings; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Ocugen having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that Histogenics expects to incur; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Histogenics and Ocugen to consummate the proposed Merger and the financing contemplated to occur prior to the Merger; (iii) risks related to Histogenics ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of the financing contemplated to occur prior to the Merger, Histogenics stockholders and Ocugen stockholders could own less of the combined company than is currently anticipated; (vi) risks related to the market price of Histogenics common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger or the financing contemplated to occur prior to the Merger; (ix) the uncertainties associated with the clinical development and regulatory approval of Ocugen’s product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger or the financing contemplated to occur prior to the Merger, including with respect to future financial and operating results; and (xiv) risks related to unanticipated charges not currently contemplated that may occur as a result of Histogenics’ prior workforce reductions, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, each as filed with the SEC, and in other filings that Histogenics makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described above under “Where You Can Find More Information.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Histogenics expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2019	HISTOGENICS CORPORATION

	By:	/s/ Adam Gridley
Adam Gridley
President